Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our dependence on enrollment of patients in our clinical trials in order to continue development of our product candidates;

●	our ability to raise capital through the issuance of securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency or other applicable regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to, our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry as well as the behavior of hospitals and health insurance providers, which cover the cost of our product to the patients;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the overall global economic environment, including the potential impact of the COVID-19 pandemic on the markets in which the Company operates;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2020, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 5, 2021, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to “Company,” “we,” “our” and “PolyPid” refer to PolyPid Ltd., its wholly owned subsidiaries, PolyPid Inc., a Delaware corporation, and PolyPid Pharma SRL, a company organized and existing under the laws of Romania. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2008, we have incurred significant operating losses. Our operating loss for the six-months ended June 30, 2020 and 2021 were $11.7 million and $19.4 million, respectively. As of June 30, 2021, we had an accumulated deficit of $151.5 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of D-PLEX100, including our ongoing Phase 3 clinical trials for the prevention of surgical site infections, or SSIs, in abdominal surgeries and post-cardiac sternal surgeries;

●	file new drug applications seeking regulatory approval for D-PLEX100 pursuant to the FDA’s Section 505(b)(2) regulatory pathway in the United States and the hybrid application pathway in the European Union;

●	continue to invest in the preclinical research and development of any future product candidates;

●	continue to invest in our manufacturing facility and complete commercial process validation for the facility;

●	establish a commercial infrastructure to support the marketing, sale and distribution of D-PLEX100 if it receives regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	continue to incur costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

On June 30, 2020, we closed our initial public offering, or IPO, whereby we sold 4,312,500 Ordinary Shares to the public (inclusive of 562,500 Ordinary Shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $62.8 million, net of underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through private placements of equity securities and convertible debt, as well as grants from the Israel Innovation Authority, or IIA, and the European Commission’s Seventh Framework Programme for Research, or FP7.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and business and development expenses and general and administrative expenses.

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for at least the next several years.

Research and Development, Net

Research and development, net consists primarily of costs incurred in connection with our research and development activities. This includes conducting clinical trials and preclinical studies, manufacturing development efforts and activities related to regulatory filings for product candidates, as well as overhead costs. Our research and development expenses primarily consist of:

●	salaries and personnel-related costs, including benefits and share-based compensation expense, for our scientific personnel for executing clinical trials, preclinical studies, regulatory activities and for performing research and development activities;

●	costs related to executing clinical trials and preclinical studies;

●	costs related to acquiring, developing and manufacturing materials for such clinical trials and preclinical studies, including costs related to chemical, manufacturing and control activities;

●	costs related to our manufacturing facility, including the production of development batches;

●	costs of third-party suppliers;

●	fees paid to consultants and other third parties who support the development of our product candidates;

●	expenses related to regulatory activities, including consulting fees, filing fees paid to regulatory agencies and other costs incurred in seeking regulatory approval of our product candidates; and

●	allocated facility-related costs and other related overhead costs.

Research and development expenses are expensed as incurred. We record accrued expenses for research and development activities conducted, on our behalf, by third-party service providers, which include the performance of clinical trials and the conduct of preclinical studies and contract manufacturing activities. We record these accrued expenses based upon research and development activities performed by such third-party service providers and reported to us, and we include these costs in accrued liabilities in the consolidated balance sheets and within research and development expense in the consolidated statements of operations.

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced development costs by product candidate but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or preclinical programs.

From inception though June 30, 2021, we incurred $90.4 million in research and development expenses, net to advance the development of our clinical-stage product candidates, as well as other preclinical research and development programs. As of June 30, 2021, we received royalty-bearing grants of $5.1 million in the aggregate from the IIA. Pursuant to the terms of the grants, we are required to pay royalties of 3.0% to the IIA on revenues from sales of products for which the research and development was funded, in whole or in part, by the IIA, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR. In addition, we must abide by other restrictions associated with the receipt of such grants under the R&D Law that continues to apply following repayment to IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our knowledge outside of Israel and may require us to obtain IIA approval for certain actions and transactions and pay additional amounts to the IIA. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the R&D Law requires prior written notice from the IIA.

Substantially all of our research and development expenses for the six-months ended June 30, 2020 and 2021 were related to the development of D-PLEX100.

We expect our research and development expenses will increase for the foreseeable future as we seek to advance D-PLEX100 through Phase 3 clinical trials, including the cost of manufacturing drug supply for these clinical trials, further our preclinical studies and other research and development programs. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:

●	successful enrolment in and completion of clinical trials;

●	establishing an appropriate safety profile;

●	receipt of marketing approvals from applicable regulatory authorities;

●	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

●	commercializing the product candidates, if and when approved, whether alone or in collaboration with others;

●	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

●	continued acceptable safety profiles of products following approval; and

●	retention of key research and development personnel.

Our expenses may also increase if we encounter further delays or setbacks in the enrolment or conduct of our clinical trials for D-PLEX100 due to the COVID-19 pandemic.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative

General and administrative expenses consist primarily of salaries and personnel-related expenses, including benefits and share-based compensation expense, for employees performing functions other than research and development. This includes personnel in executive, finance and administrative support functions. Other general and administrative expenses include directors and officer’s insurance, professional fees for auditing, tax and legal services and other consulting fees, as well as facility-related costs not otherwise allocated to research and development.

We expect our general and administrative expenses will increase in the future to support continued research and development activities. We expect increased expenses if any of our product candidates receives regulatory approval and we determine to build a commercial infrastructure to support commercial sales and marketing of our products.

Marketing and Business and Development

Marketing and business and development expenses consist primarily of salaries and personnel-related expenses, including benefits and share-based compensation expense. Other marketing and business and development expenses include professional fees and pre-commercialization.

We expect our marketing and business development expenses will increase if any of our product candidates receives regulatory approval and we determine to build a commercial infrastructure to support commercial sales and marketing of our products.

Financial Expense (Income), Net

Financial expense (income), net consists of revaluation of our preferred share warrant liability, as well as interest income on our short-term and long-term deposits and our foreign exchange gains and losses.

Results of Operations

Comparison of the six-months Ended June 30, 2020 and 2021

	Six-months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
	(in thousands)
Research and development, net	$13,460	$7,772
Marketing and business development expenses	1,391	581
General and administrative	4,576	3,355
Operating loss	19,427	11,708
Financial (income) expense, net	(263)	11,154
Net loss	$19,164	$22,862
Deemed dividend	-	2,114
Net loss attributable to Ordinary Shares	$19,164	$24,976

Research and Development, Net

Research and development, net for the six months ended June 30, 2021 amounted to approximately $13.5 million, representing an increase of $5.7 million, or 73%, compared to approximately $7.8 million for the six months ended June 30, 2020. This increase was primarily related to an increase of $3.9 million in costs related to the initiation of SHIELD I and SHIELD II Phase 3 clinical trials in abdominal surgery, an increase of $1.3 million in other research and development costs related to D-PLEX100 and OncoPLEX, an increase of $0.4 million in non-cash share-based compensation and an increase of $0.3 million in personnel costs. These increases were offset by a $0.2 million grant received by the IIA.

Marketing and business development expenses

Marketing and business development expenses for the six months ended June 30, 2021 amounted to approximately $1.4 million, representing an increase of $0.8 million, or 139%, compared to approximately $0.6 million for the six-months ended June 30, 2020. This increase was primarily related to an increase of $0.5 million in pre-commercialization activities for the product candidate DPLEX100, an increase of $0.2 million in personnel costs and an increase of $0.1 million in non-cash share-based compensation.

General and Administrative

General and administrative expenses totaled approximately $4.6 million for the six months ended June 30, 2021, representing an increase of $1.2 million, or 36%, compared to approximately $3.4 million for the six-months ended June 30, 2020. This increase was primarily related to an increase of $1.3 million in directors and officer’s insurance premiums and an increase of $0.4 million in legal, professional, and other costs. These increases were offset by a decrease of $0.4 million in non-cash share-based compensation and $0.1 million in personnel costs.

Financial Expense (Income), Net

Financial income, net totaled $0.3 million, representing an increase of $11.4 million compared to approximately $11.2 million in financial expense, net for the six-months ended June 30, 2020. This increase was driven by non-cash revaluation of our convertible preferred share warrant liability following the increase in fair value of warrants issued in a series of private placements prior to the IPO.

Deemed dividend

As part of Series E-1 Convertible Preferred shares price protection conversion rights upon the completion of the IPO, the Company issued 158,967 Series E-1 Convertible Preferred shares and recorded a beneficial feature of $2.1 million, which was accounted for as a deemed dividend and was recorded as mezzanine equity.

Net Loss Attributable to Ordinary Shares

Net loss attributable to Ordinary Shares totaled approximately $19.2 million for the six months ended June 30, 2021, representing a decrease of $5.8 million, or 23%, compared to approximately $25.0 million for the six-months ended June 30, 2020. This decrease was primarily related to the decrease in non-cash financial expense, net of $11.4 million and decrease of $2.1 in deemed dividend. These decreases were offset by the increase in research and development, net of $5.7, the increase in general and administrative of $1.2 million and the increase in marketing and business development of $0.8 million.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2021, included elsewhere in this Report Form 6-K.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 60% of our expenses are denominated in New Israeli Shekels, or NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately 3% and 6%, respectively, during the six months ended June 30, 2021.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents, short-term deposits and long-term deposits. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Inflation-Related Risks

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2021.

JOBS Act Transition Period

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

B.	Liquidity and Capital Resources.

Sources of Liquidity

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. Prior to our IPO, we funded our operations primarily through the sale of equity securities and convertible debt. On June 30, 2020, we closed our IPO, whereby we sold 4,312,500 Ordinary Shares to the public (inclusive of 562,500 Ordinary Shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $62.8 million, net of underwriting discounts and other offering costs. As of June 30, 2021, we had approximately $52.9 million in cash, cash equivalents, short-term deposits and long-term deposits.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than our lease obligations.

In addition to the foregoing, based on our current assessment, we do not expect any material impact on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic to our operations. The extent to which the COVID-19 pandemic will impact our business and operations will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the COVID-19 pandemic, any restrictions on the ability of hospitals and trial sites to conduct trials that are not designed to address the COVID-19 pandemic, any further delays to enrolment of our Phase 3 trial of D-PLEX100 for the prevention of sternal SSIs and the perceived effectiveness of actions taken in Israel, the United States and Europe and other countries to contain and treat the disease. While the potential economic impact brought by COVID-19 may be difficult to assess or predict, the lasting impact of the pandemic could result in additional significant disruption of global financial markets, reducing our ability to access capital in the future. In addition, a further recession or long-term market correction resulting from the spread of COVID-19 could materially affect our business and the value of our Ordinary Shares.

Cash Flows

The following table provides information regarding our cash flows for the periods indicated:

	Six-months Ended June 30,
	2021	2020
	(in thousands)
Net cash used in operating activities	$(13,551)	$(7,453)
Net cash provided by investing activities	15,641	10,023
Net cash provided by financing activities	1,034	62,789
Net increase in cash, cash equivalents and restricted cash	$3,124	$65,359

Operating Activities

Net cash used in operating activities related primarily to our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items mainly included depreciation, revaluation of convertible preferred share warrants and share-based compensation.

Net cash used in operating activities was $13.6 million for the six-months ended June 30, 2021, as compared to $7.5 million for the six-months ended June 30, 2020. This increase was primarily related to increased research and development costs and associated general and administrative expenses, as we initiated SHIELD I and SHIELD II Phase 3 clinical trials in abdominal surgery.

Investing Activities

Net cash provided in investing activities related primarily to the release of short-term and long-term deposits offset by the acquisition of laboratory equipment, office equipment and furniture and leasehold improvements.

Net cash provided in investing activities was $15.6 million for the six-months ended June 30, 2021, as compared to net cash provided by investing activities of $10.0 million for the six-months ended June 30, 2020. This increase in net cash used in investing activities primarily related to the release of short-term and long-term deposits.

Financing Activities

Net cash provided by financing activities was $1.0 million for the six-months ended June 30, 2021, as compared to $62.8 million for the six-months ended June 30, 2020. The decrease in net cash provided by financing activities is primarily related to the net proceeds from the IPO in 2020.

Current Outlook

To date, we have not generated any revenues from the commercial sale of our product candidates, and we do not expect to generate revenue for at least the next several years. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to conduct clinical trials and seek marketing approval for our product candidates, and as we continue the research and development of our other existing and future product candidates. In addition, if we obtain marketing approval for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect that our existing cash, cash equivalents, restricted cash, short-term deposits and long-term deposits will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We anticipate that these funds, will be sufficient to complete and report results from our SHIELD I clinical trial. We anticipate that we will need to raise additional capital in order to complete the SHIELD II clinical trial, as well as to resume enrolment in our Phase 3 trial of D-PLEX100 for the prevention of sternal SSIs. We anticipate that we will need to raise additional capital in order to commercialize D-PLEX100, if approved, in any indication. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our ongoing clinical trials;

●	the costs, timing and outcome of regulatory review of D-PLEX100 and any future product candidates;

●	the costs and timing of establishing and validating manufacturing processes and facilities for development and commercialization of D-PLEX100 and any future product candidates, if approved, including our manufacturing facility;

●	the number and development requirements of any future product candidates that we may pursue;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval, which may be affected by market conditions, including obtaining coverage and adequate reimbursement of our product candidates from third-party payors, including government programs and managed care organizations, and competition;

●	our ability to establish and maintain collaborations with biopharmaceutical companies on favorable terms, if at all;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting clinical trials and preclinical studies is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, collaborations, strategic alliances and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.